January 20, 2006

VIA ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C.  20549

Attention:                                         Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Re:          Ezenia! Inc.

Form 10-K/A for the year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

Form 10-Q for the quarterly period ended June 30, 2005

Form 10-Q for the quarterly period ended September 30, 2005

File No: 000-25882

Dear Mr. Wilson,

This letter is being furnished in response to your letter (the “Letter”) dated December 20, 2005 to Ezenia! Inc. (the “Company”) from Craig Wilson, Senior Assistant Chief Accountant, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Khoa D. Nguyen, Chairman and Chief Executive Officer of the Company.  The comments and responses set forth below are keyed to the sequential numbering of the comments and headings used in the Letter.

Revenue Recognition, page 31

1.     We note that in your response to prior comment 2 you describe recognition of the contract value over the “subscription contract” period as being in accordance with paragraph 12 of SOP 97-2.  Please tell us whether these arrangements are true “subscriptions”, as defined in paragraphs 48 and 49, or whether you use of the label “subscription contract” should be taken to mean the license term.  Please clarify.

The Staff is supplementally advised that in the Company’s response to prior comment 2, the Company did intend the label “subscription contract” to mean the license term of the InfoWorkspace software license.

2.     We note that on page 8 you refer to “software updates and upgrades” but you do not address these updates and upgrades in the context of your revenue recognition policies.  That is, do these updates and upgrades represent unspecified enhancements to be provided on an as-available basis or the delivery of unspecified additional software products?  Tell us the nature of the updates and upgrades and clarify how your accounting for them complies with SOP 97-2.

The Staff is supplementally advised that the “software updates and upgrades” that are referred to on page 8 of the Company’s Form 10K/A for the Year Ended December 31, 2004 do represent unspecified enhancements, such as software patches to address technical issues that become known from time to time, that are provided to customers on a when-and-if-available basis. As such, under SOP 97-2, these when-and-if-available updates and upgrades are treated as postcontract customer support.

Note-8 Income Taxes, page 37

3.     Please refer to your response to prior comment 6.  Clarify why you treated the “aggregate true up of temporary differences” discovered in 2004, in conjunction with the filing of your 2003 tax returns, as a “change in estimate.”  Your response suggests an oversight of facts that existed at the time the financial statements were prepared, rather than the subsequent achievement of better insight or improved judgment which distinguish a change in estimate from the correction of an error.  See paragraph 13 of APB No. 20.

The Staff is supplementally advised that we understand the Staff’s suggestion that an oversight of facts may have existed at the time the financial statements were prepared, rather than the subsequent achievement of better insight or improved judgment which would distinguish a change in estimate from the correction of an error. Accordingly, in connection with the Company’s review and analysis of its tax accounting and disclosures for fiscal year 2005 the Company will further review the changes in temporary differences for each of the periods presented in the 2005 Form 10-K and to the extent there are true ups of temporary differences that require accounting as a correction of an error pursuant to APB No. 20, will apply the appropriate reclassifications between the deferred tax asset and the corresponding valuation allowance, as well as to revise the corresponding rate reconciliation to the appropriate period within the 2005 Form 10-K.  As mentioned in the Company’s initial response to prior Comment 6, since there was a full valuation allowance for all periods presented, there would be no impact on the Company’s balance sheet, statements of income, stockholders equity or cash flows for any true-up of a temporary difference subsequently deemed to be a correction of an error.

If you have any questions regarding our responses above, please feel free to contact John McMahon, Corporate Controller, at 781-505-2124 or myself at 781-505-2145.

Sincerely,

By:	/s/ Khoa D. Nguyen

Khoa D. Nguyen
Chairman and Chief Executive Officer

cc:	John McMahon, Corporate Controller, Ezenia! Inc.
Meerie Joung, Bingham McCutchen LLP
Todd Berry, Brown & Brown LLP